From: **Agatha Kulaga** agatha@oven.ly
Subject: Investment Opportunity from Ovenly
Date: January 16, 2023 at 3:04 PM
To: Agatha Kulaga agatha@oven.ly

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Dear Ovenly Friends,

I hope this email finds you well and that 2023 is off to a promising and sweet start! I'm emailing about an exciting crowdfunded equity investment opportunity that we are bringing to all of our Ovenly fans but that we are letting our friends and family know about *first*.

The opportunity can be found on [WeFunder], but here are the highlights:

- Raising a bridge round of up to **$600,000 of preferred equity at a $5.83 million valuation**
- Includes a **"most favored nation" clause**, meaning that if our next valuation is lower than $6 million, we will readjust your ownership shares to reflect that
- Capital allows for **growth for the next 18-24 months, when we will launch a larger investment round** with the goal of partnering with a strategic firm to expand nationally

Despite the obstacles of the last few years, I am very proud to say that, not only did we overcome those, but we opened two new stores and continued to provide great jobs and full benefits to our awesome staff. We are indeed a recession- and pandemic-proof business.

Our successes since 2020 include: Launching a **subscription-only cake line**, **growing retail revenues by over 61%,** increasing our followers to **over 60,000 people**, **opening two stores (and our first in Manhattan)**, maintaining **4-wall EBITDA of 14-31%**, and continuing to be recognized as creating [the best treats] in the area.

Funds will be used to **open new stores (six total in the next three years)**, **expand our marketing and ad spend** (which has been essentially $0 to date), and **hire the staff** needed to build the infrastructure for greater growth. More details can be found in the deck on the [WeFunder] site.

We will be opening up the campaign to the public in a few weeks but wanted to share this opportunity with you first. Please feel free to forward to any folks you believe might be interested!

Our mission is to be the neighborhood bakery in every neighborhood while serving our communities and bringing joy to everyone. If you believe in this mission (and our delicious treats), we would love for you to be a part of Ovenly's future. Please send any questions my way! I am so grateful to each and every one of you for your continued support of Ovenly.

All the best,
Agatha
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